UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 9 May 2012

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Harmony continues to generate profits despite lower production

Johannesburg. Wednesday, 9 May 2012. Harmony Gold Mining Company Limited ('Harmony' or the 'Company') announced its results for the third quarter and nine months ended on 31 March 2012.

The net profit for the nine months ended 31 March 2012 was R2.5 billion (US$332 million), 285% higher when compared to R659 million (US$93 million) for the corresponding nine months of the previous year. This was as a result of the significant higher gold price received for the period of R418 749/kg (US$1 703/oz) versus R300 386/kg (US$1 324/oz) the previous year. The net profit for the March 2012 quarter was R1.0 billion (US$132 million), 3% lower than the previous quarter. This was due to the gross profit being 62% lower at R501 million (US$66 million) offset by a deferred tax credit of R652 million (US$84 million).

Gold production decreased by 18% (1 965kg or 63 177oz) in the March 2012 quarter to 8 753kg (281 415oz) from 10 718kg (344 592oz) in the December 2011 quarter. A number of factors contributed to a weaker than expected performance during the quarter, mainly safety stoppages and lower than expected recovered grades. Lower production resulted in an 18% increase in the rand per kilogram unit cost for the March 2012 quarter from R249 356/kg (US$958/oz) in the December 2011 quarter to R293 842/kg (US$1 182/oz) in the quarter under review. The strong cash generated by operating activities for the nine months ended March 2012 of R3.2 billion (US$416 million) paid for capital expenditure of R2.2 billion (US$292 million) and reduced the net debt significantly.

Total basic earnings per share for the March 2012 quarter decreased from 243 SA cents (30 US cents) to 235 SA cents (30 US cents) per share. Total headline earnings per share (HEPS) decreased from earnings of 242 SA cents (30 US cents) per share to 234 SA cents (30 US cents) per share. For the nine month period to March 2012, total HEPS amounts to 571 SA cents (75 US cents) per share compared to 192 SA cents (27 US cents) per share for the corresponding period in the previous year.

Drilling at Wafi-Golpu in Papua New Guinea continues to confirm the continuity of the high grade mineralization of the resource. Eight drilling rigs were operating by the end of the quarter - two of which were engaged on geotechnical assessment for the proposed decline and mine infrastructure locations and six were engaged on further definition of the Golpu orebody. The pre-feasibility study is on track and the outcomes of the study will be shared with investors during the September 2012 quarter.

"We have made excellent strides in the last couple of years in achieving our stated strategy of creating a sustainable company that generates free cash flow that funds dividends and growth. The March 2012 quarter has been a difficult quarter and we have to ensure we continue to improve on all fronts – safety, production and returns", said Graham Briggs, chief executive officer.

ends.

Issued by Harmony Gold Mining Company Limited

9 May 2012

For more details contact:

Henrika Basterfield
Investor Relations Officer

+27 (0) 82 759 1775 (mobile)

Marian van der Walt
Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.:   ZAE000015228

Registration number:
1950/038232/06

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 9, 2012

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director